BIOSTEM TECHNOLOGIES, INC.

2836 Center Port Circle

Pompano Beach, FL 33064

October 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Eric Atallah
Angela Connell
Laura Crotty
Tamika Sheppard
Suzanne Hayes

Re:	Biostem Technologies

Application for Withdrawal of Registration Statement on Form 10-12(b)

Initially filed September 27, 2024

File No. 001-42292

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, BioStem Technologies, Inc., a Florida corporation (the “Company”), hereby requests withdrawal of the Company’s Registration Statement on Form 10, initially filed with the Commission on September 27, 2024, together with all exhibits and amendments thereto (the “Registration Statement”). The Company is in the process of revising its registration statement and accompanying financial statements to adequately address certain comments received from the Commission. No securities were sold in connection with the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments with respect to this matter, please call counsel for the Company, Flora Perez, at (954) 768-8210.

Very truly yours,

BioStem Technologies, Inc.

By:	/s/ Jason Matuszewski
Name: Jason Matuszewski
Title: Chairman and Chief Executive Officer